SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated March 28, 2004

                            REGISTRATION NO. 0-32359

                                MERIDIAN CO., LTD.
                             ------------------------


      4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
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      Company's telephone number: 82-2-2103-3300 Fax No.: 82-2-2103-3333
                                 ----------------        ----------------

                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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ITEM 5. OTHER EVENTS

On February 27, 2004, Meridian Co., Ltd. ("Meridian" or the "Company") received an approval for a debt rescheduling plan for a total of $3,589,271 from Chooncheon District Court, Korea.

A group of creditors of the Company and a representative of the Company agreed to reschedule the payments on $3,589,271, approximately 68% of the total outstanding accounts payable of the Company, at a meeting on February 27, 2004. An application for the rescheduling plan was subsequently filed with Chooncheon District Court and was approved by the court on the same day.

The group of creditors who agreed to the debt reschedule includes the following:

     Woori Bank for $301,375
     SMI II ABS Specialty Co., Ltd. for $769,231
     Rainbow Specialty Securitization Co., Ltd. for $384,615
     Korea Technology Credit Guarantee Fund for $862,177
     Small Business Corporation for $230,769
     Korea Foreign Exchange Bank for $96,162
     Shinhan Bank for $32,008

Of the $3,589,271, $26,323 is secured debt to a financial institution and will now be repaid over 7 years from 2007 to 2013; the Company is exempt from interest already accrued, and future obligations are at 3.5% interest per annum.

$626,102 due to financial institutions is unsecured and will be repaid over 5 years from 2006 to 2010. The Company will be exempted from paying interest already accrued, and the future interest will accrue at the rate of 5% per annum.

For the accounts payable due to parties other than financial institutions, the Company will repay the principal over 3 years from January 2005 to December 2007 and will be exempt from paying any interest.

Progress on the execution of the plan will be reported to Chooncheon District Court, Korea every quarter.


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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 28, 2004   MERIDIAN CO., LTD.


                                                                         By: /s/
                                                       Name: Myeong, Hyeon-Seong
                                                               Title: President


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                                   End of Filing